Exhibit F

Moocon Education Limited

CONVERTIBLE BOND

Original Principal Amount: US$20,500,000

July 15, 2015 (the “Issuance Date”)

September 14, 2017 (the “Maturity Date”)

FOR VALUE RECEIVED, Moocon Education Limited (the “Issuer”), hereby promises to pay to Talent Wise Investment Limited (the “Holder”, including any permitted transferee) the amount set out above as the original principal amount (as may be amended pursuant to the terms hereof related to redemption, conversion or otherwise, the “Principal”) and interest (“Interest”) on any outstanding Principal at the applicable Interest Rate in accordance with the terms hereof. This convertible Bond (including all notes issued in exchange, transfer or replacement hereof, and as may be amended and restated from time to time, the “Bond”) is issued pursuant to a Convertible Bond Purchase Agreement between the Issuer, the Holder and other parties thereto (the “Purchase Agreement”) dated July 14, 2015. Certain capitalized terms used in this Bond are defined in Section 6 hereof.

THIS BOND AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY OTHER SECURITIES LAWS. THIS BOND AND THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

1. RANK

1.1 Rank. All payments due under the Bond shall rank pari passu with any other Indebtedness of the Issuer.

2. MATURITY; REDEMPTION; INTEREST.

2.1 Maturity. On the Maturity Date, the Issuer shall redeem the entire outstanding Bond (to the extent not redeemed or not converted) by paying to the Holder an amount in cash representing all outstanding Principal of such outstanding Bond and accrued and unpaid Interest. The “Maturity Date” shall be the date as indicated above, which is the end of the twenty-sixth (26th) month from the Issuance Date.

2.2 Redemption. Notwithstanding anything in this Bond to the contrary, but subject to the Holder’s rights upon an Event of Default as set forth in Section 4 hereof, at any time before the tenth (10th) Business Day prior to the Maturity Date, the Issuer may redeem all or any portion of the outstanding Bond from the Holder by paying in cash to the Holder an amount equal to the aggregate of (a) the outstanding Principal of the Bond or the portion of it to be redeemed and (b) the accrued and unpaid Interest accrued thereon. The redemption rights of the Issuer shall be exercised by the delivery of a written notice to the Holder at least five (5) Business Days prior to the proposed redemption date. As soon as possible, and in no event later than two (2) Business Days prior to the proposed redemption date, the Holder shall provide the Issuer with details of the bank account of the Holder for receiving the funds for the redemption. On the proposed redemption date, the Holder shall surrender this Bond at the office of legal counsel to the Issuer for cancellation, against payment by the Issuer of the redemption amount. In the event that less than all of the outstanding Principal of the Bond is redeemed, a new Bond in the form of this Bond representing the unredeemed portion of the Principal shall be issued to the Holder within five (5) Business Days of the cancellation of this Bond.

2.3 Interest. Interest shall accrue on the outstanding Principal at a rate equal to 5% per annum (the “Interest Rate”) from the Issuance Date, payable by the Issuer in cash to the Holder on the date that the Bond on which the Interest has accrued are redeemed or converted in accordance with the terms hereof.

2.4 Payment. No payment to the Holder hereunder shall be avoided or reduced by virtue of any Tax (including any withholding Tax).

3. CONVERSION.

3.1 Conversion. The Holder shall have the right, but not the obligation, at any time after and including the tenth (10th) Business Day prior to the Maturity Date and before and including the Business Day immediately preceding the Maturity Date to (a) convert all of the outstanding Bond into such number of fully paid Shares as is equal to the quotient of (i) the outstanding Principal of the Bond plus (if the Holder, at its sole discretion, elects to covert Interest) any such amount of unpaid Interest accrued thereon as the Holder may elect to convert, divided by (ii) US$0.1 (the “Conversion Price”) and (b) require the Issuer to pay to the Holder the unpaid Interest accrued on the outstanding Principal of the Bond to the extent that such Interest is not converted into Shares in accordance with the preceding sub-clause(a). For the avoidance of doubt, in the event that the Holder elects to exercise its right of conversion pursuant to this Section 3.1, the Holder may only elect to convert the entirety of the outstanding Bond, and the Holder may not elect to convert only a portion of the outstanding Bond.

3.2 Conversion Procedures.

3.2.1 Subject to Section 3.1, the conversion rights of this Bond shall be exercised by the surrender by the Holder on a Business Day of this Bond at any time during usual business hours at the office of legal counsel to the Issuer, and accompanied by written notice (such notice to be in the form of Exhibit A-1 attached hereto (a “Conversion Notice”)) specifying (a) the Holder elects to convert the Bond and (b) the number of Shares which this Bond shall be converted into. This Bond shall be delivered to the Issuer (together with the Conversion Notice) for cancellation and shall be canceled by it. Notwithstanding anything in this Bond to the contrary, the Holder may only request that the Shares be issued to the Holder upon conversion.

3.2.2 As soon as practicable after the receipt of this Bond, but in no event later than ten (10) Business Days thereafter, the Issuer shall (a) take all actions and execute all documents necessary to effect the issuance and registration in the Issuer’s register of members of such Shares (including giving all necessary instruction to the register of members to effect such issuance and registration) and (b) deliver to the Holder certificate(s) representing the number of fully paid Shares calculated in accordance with Section 3.1 above, as applicable.

3.3 Fractional Shares. If the conversion of this Bond would result in the issuance of any fractional share, the Issuer shall round up or down the fractional share to the nearest whole share (with 0.5 share rounded down).

3.4 Replacement of Bond. Upon any loss, theft, destruction or mutilation of this Bond

3.4.1 in the case of loss, theft or destruction, of indemnity from the Holder reasonably satisfactory to the Issuer, or

3.4.2 in the case of mutilation, upon surrender and cancellation thereof,

the Issuer shall within five (5) Business Days execute and deliver to the Holder, in lieu thereof, a new Bond, dated and bearing interest from the date hereof, and the Holder shall reimburse the Issuer for its reasonable expenses incurred in preparing and delivering such replacement Bond.

3.5 Termination of Rights. All rights and obligations under the Bond, including but not limited to the obligations of the Issuer under Section 2.1 of this Bond, shall immediately terminate upon the earlier of when (a) the entire Principal of the Bond, the Interest accrued thereon and any other amounts payable in relation to the Bond have been paid to the Holder, or (b) the Bond is converted pursuant to Section 3.1 above.

3.6 Availability of Shares. The Issuer covenants that it will at all times reserve and maintain authority to issue, solely for the purpose of issue or delivery upon any conversion herein provided, the maximum number of Shares issuable upon conversion of this Bond. The Issuer covenants that all Shares, when issued or delivered pursuant to Section 3.2, be duly and validly issued and fully paid, free and clear of all Encumbrances.

4. RIGHTS UPON EVENT OF DEFAULT.

4.1 Event of Default. Each of the following events shall constitute an “Event of Default”:

4.1.1 the Issuer fails to pay to the Holder any amount of the Principal or Interest when and as due under this Bond;

4.1.2 the Issuer fails to convert the Bond in accordance with Section 3.2.2;

4.1.3 other than Sections 4.1.1 and 4.1.2, the Issuer breaches any obligation, undertaking, covenant or any other term or condition under this Bond in any material respect and if such breach is capable of remedy, fails to remedy within ten (10) Business Days after its breach;

4.1.4 an Obligor breaches any representation, warranty, obligation, undertaking, covenant or any other term or condition under a Transaction Document in any material respect and if such breach is capable of remedy in accordance with the terms of the Transaction Document, fails to remedy its breach in accordance with the terms of the Transaction Document within ten (10) Business Days after such breach or such longer grace period as may be allowed under the relevant Transaction Document;

4.1.5(a) an Obligor or a significant member of the Listco Group is or deemed to be unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its Indebtedness, (b) the value of the assets of any Obligor or a significant member of the Listco Group is less than its liabilities (as determined in accordance with applicable generally accepted accounting standards) or (c) a moratorium is declared in respect of any indebtedness of any Obligor or any significant member of the Listco Group;

4.1.6 any obligation of an Obligor under any Transaction Document is not or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Issuer;

4.1.7 (a) delisting of the American depositary shares of Listco from NASDAQ or (b) suspension from trading of the American depositary shares of Listco on NASDAQ for a period of ten (10) consecutive trading days or for more than an aggregate of thirty (30) trading days in any 365-day period, except where such suspension is due to a technological problem with NASDAQ; or

4.1.8 any corporate action, legal proceedings or other procedure or step is taken in relation to suspension of payments, a moratorium of any Indebtedness, winding-up, dissolution, administration, provisional supervision, reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise), appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager, provisional supervisor or other similar officer in respect of an Obligor, a significant member of the Listco Group or any of its assets.

Notwithstanding anything in this Bond to the contrary, none of the events described in Section 4.1.7 or Section 4.1.8 shall constitute an Event of Default if such event is a result of the effort by Listco to list its shares or its subsidiary’s shares in a stock exchange located in the People’s Republic of China for which the Investor’s prior approval has been obtained pursuant to Section 7.3(d) of the Purchase Agreement.

4.2 Remedies. Upon the Issuer becoming aware of the occurrence of an Event of Default, the Issuer shall promptly deliver a written notice thereof to the Holder (an “Event of Default Notice”). At any time after the earlier of (a) the Holder’s receipt of an Event of Default Notice and (b) the Holder becoming aware of an Event of Default, the Holder shall have the right to either:

4.2.1 require the Issuer to immediately redeem all or any portion of the Bond at a price equal to (a) the Principal amount of the Bond or the portion of it to be redeemed and (b) the accrued and unpaid Interest accrued thereon; or

4.2.2 (a) convert all (but not a portion) of the Bond into such number of fully paid Shares as is equal to the quotient of (i) the principal amount of all of the Bond, divided by (ii) the Conversion Price and (b) require the Issuer pay the accrued and unpaid Interest accrued thereon to the Holder.

5. REGISTRATION, TRANSFER AND ASSIGNMENT OF BOND.

5.1 Register. The Issuer shall keep at its principal office a register in which the Issuer shall provide for the registration and transfer of this Bond, in which the Issuer shall record the name and address of the Holder and the name and address of each permitted transferee and prior owner of this Bond. The Holder shall notify the Issuer of any change of name or address and promptly after receiving such notification the Issuer shall record such information in such register.

5.2 Transfer. Subject to applicable law and transfer restrictions provided in the Transaction Documents, this Bond and all rights hereunder may be transferred by the Holder, and the Issuer shall use its commercially reasonable efforts to assist the Holder in consummating any such transfer. A transfer of this Bond may be effected by a surrender hereof to the Issuer and the issuance by the Issuer of a new Bond or Bond in replacement thereof, which shall be registered by the Issuer in accordance with terms hereof.

5.3 Assignment. Subject to the restrictions on transfer described in Section 5.2 above, the rights and obligations of the Issuer and Holder shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties. The Issuer shall not be permitted to assign this Bond without the prior written consent of the Holders.

6. DEFINITIONS. Capitalized terms used but not defined in this Bond shall have the meanings assigned to them in the Purchase Agreement.

7. GOVERNING LAW; JURISDICTION; DISPUTE RESOLUTION.

7.1 Governing Law. This Bond shall be governed by and construed in accordance with the laws of Hong Kong, without giving effect to its conflicts of law principles.

7.2 Dispute Resolution. The Issuer and the Holder submit to the non-exclusive jurisdiction of the courts of Hong Kong in any suit or proceeding arising out of or relating to this Agreement.

8. MISCELLANEOUS.

8.1 Limited Recourse. Notwithstanding anything in this Bond to the contrary, Section 5.7 of the Purchase Agreement shall apply in respect of any claim by the Holder against the Issuer Group.

8.2 Notices. Any notice or communication provided for by this Bond shall be in writing in English and shall be delivered or sent in accordance with Section 11 (Notices) of the Purchase Agreement.

8.3 Wavier. No omission or delay by the Holder or the Issuer in exercising any right under this Bond shall operate as a waiver, and the single or partial exercise of any such right or rights shall not preclude any other further exercise of such right or rights.

8.4 Amendment. This Bond may not be amended or modified except by a written agreement executed by the Issuer and the Holder.

8.5 Language. This Bond is drawn up in the English language.

8.6 Severability. Any provision of this Bond that is prohibited or unenforceable in a jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.7 Heading; References. All headings used herein are used for convenience only and shall not be used to construe or interpret this Bond. Except as otherwise indicated, all references herein to Sections refer to Sections hereof.

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IN WITNESS WHEREOF, the Issuer has caused this Bond to be issued on the date first above written.

MOOCON EDUCATION LIMITED

By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

AGREED AND ACCEPTED BY TALENT WISE INVESTMENT LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek Title: Director

EXHIBIT A-1

FORM OF CONVERSION NOTICE

[date]

To:	Moocon Education Limited (the “Issuer”)
the offices of Trident Trust Company (B.V.I.) Limited, Trident Chambers,
PO Box 146, Road Town, Tortola, British Virgin Islands

Re: Conversion Notice in relation to the Convertible Bond (the “Bond”), dated as of             , 2015 with an aggregate outstanding principal amount of US$20,500,000. Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Bond.

Dear Sirs:

We, holder of Bond, hereby deliver this Conversion Notice pursuant to Section 3.2.1 of the Bond and hereby notify the Issuer of the exercise of the conversion right set forth in Section 3.1 of the Bond to convert all of the outstanding principal amount of the Bond at the Conversion Price.

Aggregate outstanding Principal Amount to be converted: US$ [                    ]

Total Shares to be issued upon conversion: [                    ] Shares

Please kindly issue to us such number of Shares issuable upon conversion of the Bond in accordance with this Conversion Notice and with the provisions of Section 3.1 of the Bond to the following entity:

Name:	Talent Wise Investment Limited
Address: [ ]
Number of Shares to be issued: [ ]

Very truly yours,

[Name of the Holder]

By:
Name:
Title: